Exhibit (a)(4)

April 23, 2007

PYR ENERGY CORPORATION
1675 Broadway
Suite 2450
Denver, CO 80202

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders, as a group, collectively, referred to herein as “Stockholders”, of common stock, par value $0.0001 per share (“Common Stock”), of PYR Energy Corporation, a Maryland corporation (“PYR”), of the aggregate consideration to be paid by Samson Acquisition Corporation (the “Buyer”), a wholly-owned subsidiary of Samson Investment Company as set forth in the Merger Agreement, dated April 23, 2007 (the “Merger Agreement”) and the tender offer (the “Offer”) contemplated therein. Pursuant to the Merger Agreement, Acquisition Sub has agreed to effect a tender offer to purchase all of the outstanding Common Stock for $1.30 per share and, upon completion of the Offer, if certain minimum conditions are met, effect a merger of PYR with and into Samson Acquisition Corporation (the “Merger” and together with the Offer, the “Acquisition”).

In connection with our review of the Acquisition, and in arriving at our opinion described below, we have reviewed business and financial information relating to PYR, including, among other things:

•	certain financial and stock market information for selected publicly traded companies that we deemed to be relevant;

•	the financial terms, to the extent publicly available, of selected precedent transactions involving companies in PYR’s industry that we deemed to be relevant;

•	performed such other studies and analyses, and conducted such discussions, as we considered appropriate;

•	the draft Merger Agreement dated April 20, 2007;

•	Tender Offer Statement SC TO-T (original dated March 28, 2007 and subsequent amendments on April 5, 2007 and April 11, 2007);

•	certain publicly available business and financial information relating to PYR that we deemed relevant;

•	audited financial statements for PYR for the fiscal year ended August 31, 2005 and 2006;

•	such other information and analyses we deemed appropriate;

18300 Von Karman Ave., Suite 700 ■ Irvine, California 92612
TEL: 949 477-9300 ■ FAX: 949 477-9211 ■ TOLL-FREE: 888 477-9301 ■ administration@ckcooper.com

PYR ENERGY CORPORATION

•	reviewed and analyzed certain publicly available financial information for companies whose operations we considered relevant in evaluating PYR;

•	compared the financial terms of the Offer with the financial terms of certain other transactions that we deemed relevant;

•	certain publicly available financial information for companies whose operations C. K. Cooper considered relevant in evaluating PYR; and

•	the financial terms of the acquisition with the financial terms of certain other transactions that C. K. Cooper deemed relevant.

In addition, we held several conversations with senior management and the Board of Directors of PYR, including, in particular, regarding course of discussions of the Acquisition. Conversations also discussed recent developments in the business operations of PYR, including a review of reserve estimates prepared by the management, comparable transactions, etc.

In each case, it has been represented to C. K. Cooper & Company by management of PYR that these documents and agreements are in the form and substance that will be used for the Acquisition. Furthermore, it has been confirmed that any modifications to these agreements that may materially alter the conditions utilized in determining our opinion would be shared with C. K. Cooper & Company.

In connection with our review, we have not independently verified any of the foregoing information, and we have relied upon such information being complete and accurate in all material respects. We have assumed, with your consent, that the financial forecasts provided to us and discussed with us have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the senior management, the Board of Directors, and key personnel of PYR. In addition, we have not conducted a physical inspection or made an independent evaluation or appraisal of assets of PYR, nor have we been furnished with any such evaluation or appraisal. Our opinion relates to the assets of PYR as a going concern and, accordingly, we express no opinion based on its liquidation value. In rendering our opinion, we have assumed that in the course of obtaining any necessary regulatory and governmental approvals for the proposed Acquisition, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the proposed Acquisition. Our opinion is based on circumstances as they exist and can be evaluated on, and the information made available to us at, the date hereof and is without regard to any market, economic, financial, legal or other circumstances or event of any kind of nature that may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We and our affiliates may in the future provide, certain investment banking and financial services to PYR for which we would expect to receive, compensation.

C. K. Cooper & Company as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwriting, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We will receive a fee for our services in connection with rendering our opinion. In the ordinary course of our business, we may actively trade the securities of PYR for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of PYR in connection with their consideration of the Acquisition and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purpose, without C. K. Cooper & Company’s prior written consent, which consent will not be unreasonably withheld or delayed.

PYR ENERGY CORPORATION

Our opinion does not address the merits of the underlying decision by PYR to engage in the Acquisition or the relative merits of the Acquisition compared to any alternative business strategy or transaction in which PYR might engage. This opinion is not intended to be and does not constitute a recommendation to any Stockholder regarding whether such Stockholder should tender his or her shares in the Offer or, if requested, vote on the approval and adoption of the Merger or any matter related thereto.

Based upon our experience as an investment banker and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof the Consideration to be paid by the Buyer in the Acquisition is fair, from a financial point of view, to the Stockholders.

Very truly yours,

C. K. COOPER & COMPANY, INC.